UNITED STATES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                         to

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)

PAREXEL International Corporation

200 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

Audited Financial Statements and
Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan
Year Ended December 31, 2004

PAREXEL International Corporation 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Boston, Massachusetts
May 12, 2005

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Fidelity Magellan Fund	$13,130,168	$12,931,090
Fidelity Blue Chip Growth Fund	10,257,053	9,847,135
Fidelity Contrafund	9,567,219	8,093,957
Fidelity Fund	7,623,919	7,758,204
Fidelity Diversified International Fund	7,269,613	5,669,103
Fidelity Asset Manager Portfolio	4,854,675	4,776,886
Fidelity Intermediate Bond Fund	3,955,699	4,058,066
Fidelity Retirement Money Market Portfolio	3,809,800	4,547,873
Fidelity Balanced Fund	2,374,134	1,741,414
Fidelity Low-Priced Stock Fund	1,344,474	347,110
Oakmark Fund	748,899	180,596
Fidelity Freedom 2020 Fund	720,975	517,398
Fidelity Small Cap Stock Fund	720,091	97,075
Artisan Mid Cap Fund	698,334	64,657
Fidelity Freedom 2030 Fund	688,317	615,324
Fidelity Freedom 2010 Fund	619,611	492,341
Fidelity Freedom 2040 Fund	408,963	293,296
Fidelity Freedom Income Fund	279,320	240,645
Fidelity Freedom 2000 Fund	145,083	126,167
PAREXEL International Stock Fund	77,974	46,574
Fidelity Freedom 2035 Fund	27,830	—
Fidelity Freedom 2015 Fund	1,030	—
Fidelity Freedom 2025 Fund	623	—
Fidelity Freedom 2005 Fund	49	—
Participants’ Loans	903,660	871,327

Total investments	70,227,513	63,316,238

Receivables:
Participants’ contributions	244,576	260,938
Employer contribution	70,619	—

Total receivables	315,195	260,938

Net assets available for benefits	$70,542,708	$63,577,176

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Contributions:
Participants	$7,663,252
Employer	1,969,316
Rollovers	614,876

10,247,444

Net appreciation in fair value of investments	4,824,632
Dividends and interest income	1,046,486

Total additions	16,118,562

Deductions
Benefits paid directly to participants	9,103,329
Administrative expenses	49,701

Total deductions	9,153,030

Net increase	6,965,532
Net assets available for benefits at beginning of year	63,577,176

Net assets available for benefits at end of year	$70,542,708

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the Code) and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 or older.

On October 1, 2004, the Company acquired Telephone Concepts Unlimited, Inc. dba Integrated Marketing Concepts. Subsequently, effective April 1, 2005, the Telephone Concepts Unlimited, Inc. 401(k) Salary Reduction Plan was merged into the Plan. Total plan assets amounting to $334,418 were received by the Plan.

Effective October 1, 2003, the Company’s common stock became a permitted investment option for participants.

Contributions

Participants may contribute up to 60% of their annual compensation, as defined and including 100% cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions to other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the plan year. During the plan year ended December 31, 2004, no discretionary contribution was made to the Plan by the Company.

1. Description of the Plan (continued)

Participant Accounts

Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses), and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan. During the year ended December 31, 2004, forfeitures used to offset Company contributions amounted to $593,260 and $38,090 were used to pay administrative fees. At December 31, 2004 and 2003, forfeited nonvested amounts available to offset future Company contributions amounted to $201,042 and $266,055, respectively.

Participant Loans

A participant may borrow from his or her account an amount at a minimum of $1,000, but not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, yet will result in the suspension of all contributions for 12 months.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on trade-date basis and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees and participant loans, which are allocated to the individual participants’ accounts.

3. Investments

During the year ended December 31, 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$4,813,816
Stock funds	10,816

Net appreciation in fair value of investments	$4,824,632

4. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan

EIN No. 04-2776269 Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par or Maturity Value	Value
*Fidelity Magellan Fund	$126,507 shares	$13,130,168
*Fidelity Blue Chip Growth Fund	245,913 shares	10,257,053
*Fidelity Contrafund	168,615 shares	9,567,219
*Fidelity Fund	255,151 shares	7,623,919
*Fidelity Diversified International Fund	253,827 shares	7,269,613
*Fidelity Asset Manager Portfolio	299,486 shares	4,854,675
*Fidelity Intermediate Bond Fund	376,017 shares	3,955,699
*Fidelity Retirement Money Market Portfolio	3,809,800 shares	3,809,800
*Fidelity Balanced Fund	133,228 shares	2,374,134
*Fidelity Low-Priced Stock Fund	33,403 shares	1,344,474
Oakmark Fund	17,929 shares	748,899
*Fidelity Freedom 2020 Fund	51,646 shares	720,975
*Fidelity Small Cap Stock Fund	39,652 shares	720,091
Artisan Mid Cap Fund	23,624 shares	698,334
*Fidelity Freedom 2030 Fund	48,886 shares	688,317
*Fidelity Freedom 2010 Fund	45,493 shares	619,611
*Fidelity Freedom 2040 Fund	49,451 shares	408,963
*Fidelity Freedom Income Fund	24,784 shares	279,320
*Fidelity Freedom 2000 Fund	12,010 shares	145,083
*PAREXEL International Stock Fund	3,841 shares	77,974
*Fidelity Freedom 2035 Fund	2,433 shares	27,830
*Fidelity Freedom 2015 Fund	93 shares	1,030
*Fidelity Freedom 2025 Fund	55 shares	623
*Fidelity Freedom 2005 Fund	4 shares	49
*Participant loans	5% to 10%	903,660

		$70,227,513

*Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 29, 2005	By:	/s/ Michael Brandt

Michael Brandt
Vice President, Human Resources

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm